(As filed July 16, 2001)

                                                                File No. 70-9891


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            --------------------------------------------------------

                                   FORM U-1/A

                                 Amendment No. 2
                                       to
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

            ---------------------------------------------------------

                           ALLIANT ENERGY CORPORATION
               ALLIANT ENERGY RESOURCES, INC. AND ITS SUBSIDIARIES
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

         ALLIANT ENERGY INTEGRATED SERVICES COMPANY AND ITS SUBSIDIARIES
              ALLIANT ENERGY INVESTMENTS, INC. AND ITS SUBSIDIARIES
            ALLIANT ENERGY TRANSPORTATION, INC. AND ITS SUBSIDIARIES
                              200 First Street S.E.
                            Cedar Rapids, Iowa 52401

               WHITING PETROLEUM CORPORATION AND ITS SUBSIDIARIES
                          Mile High Center, Suite 2300
                                  1700 Broadway
                           Denver, Colorado 80290-2300

           (Names of companies filing this statement and addresses of principal executive offices)

              -----------------------------------------------------

                           ALLIANT ENERGY CORPORATION

                 (Name of top registered holding company parent)

              -----------------------------------------------------

                  Edward M. Gleason, Vice President - Treasurer
                             and Corporate Secretary
                           Alliant Energy Corporation
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                     (Name and address of agent for service)

              -----------------------------------------------------

      The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

     Barbara J. Swan, General Counsel        William T. Baker, Jr., Esq.
     Alliant Energy Corporation              Thelen Reid & Priest LLP
     222 West Washington Avenue              40 West 57th Street
     Madison, Wisconsin 53703                New York, New York 10019

     The Application or Declaration filed in this proceeding on May 18, 2001, as amended and restated in its entirety by Amendment No. 1, filed July 12, 2001, is hereby further amended as follows:

     1. The following direct, wholly-owned, non-utility subsidiaries of AER, together with their direct and indirect subsidiaries, have been added as
Applicants: Alliant Energy Integrated Services Company, Alliant Energy Investments, Inc., Alliant Energy Transportation, Inc. and Whiting Petroleum Corporation.

     2.   The first paragraph of Item 1.14 - Payment of Dividends Out of Capital
                                             -----------------------------------
and Unearned Surplus and Acquisition, Retirement or Redemption of Securities, is
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amended to read as follows:

     "AER also proposes, on behalf of itself and each of its current and future non-exempt Non-Utility Subsidiaries that such companies be permitted to pay dividends out of capital and unearned surplus and/or acquire, retire, or redeem securities that AER or any Non-Utility Subsidiary has issued to any associate company, to the extent permitted under applicable corporate law and the terms of any applicable credit or security agreements."

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this amended Application or Declaration filed herein to be signed on their behalf by the undersigned thereunto duly authorized.


                                        ALLIANT ENERGY CORPORATION
                                        ALLIANT ENERGY RESOURCES, INC.


                                        By:  /s/ Edward M. Gleason
                                                 -----------------
                                        Name:    Edward M. Gleason
                                        Title:   Vice President - Treasurer
                                                 and Corporate Secretary


                                        ALLIANT ENERGY INTEGRATED SERVICES
                                          COMPANY
                                        ALLIANT ENERGY INVESTMENTS, INC.
                                        ALLIANT ENERGY TRANSPORTATION, INC.


                                        By:  /s/ Edward M. Gleason
                                                 -----------------
                                        Name:    Edward M. Gleason
                                        Title:   Treasurer and Secretary


                                        WHITING PETROLEUM CORPORATION


                                        By:  /s/ Edward M. Gleason
                                                 -----------------
                                        Name:    Edward M. Gleason
                                        Title:   Assistant Treasurer and
                                                 Assistant Secretary


Date:     July 16, 2001


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